UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For July 16, 2021

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

FATALITY AT TSHEPONG SOUTH

Johannesburg, Friday, 16 July 2021. It is with deep regret that Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) advises that an employee was fatally injured yesterday morning, following a mine-related incident at its Tshepong South (previously known as Phakisa mine), near Welkom, in the Free State.

“The safety of our employees is a major focus at all our operations and every effort is being made to embed a proactive safety culture to ensure we achieve our objective of zero harm and zero loss of life. After an extended period without fatalities, there can be no greater reminder of the importance of safety than the loss of one of our colleagues. We are deeply saddened by the incident and will ensure a full investigation into the cause of this tragedy”, Peter Steenkamp, chief executive officer of Harmony said.

The board of Harmony and the management team extend their condolences to the deceased’s family, friends and co-workers.

Harmony, together with other industry peers recently observed the Mineral Council South Africa’s annual National Day of Health and Safety in Mining on the 8th of July 2021, where the focus was on Renewed Focus for Our New Normal, which recognises the integration of health, safety, and well-being.

Ends.

For more details contact:

Sihle Maake
Head of Communications
+27 (0)83 722 5467 (mobile)

or

Mashego Mashego
Executive Director: Corporate affairs
+27 (0) 82 767 1072 (mobile)

16 July 2021

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: July 16, 2021	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director